

MAIL STOP 3010

April 24, 2009

David M. Blackman
Government Properties Income Trust
400 Centre Street
Newton, MA 02458

> **Re: Government Properties Income Trust**
> **Amendment No. 1 to Form S-11**
> **File No. 333-157455**
> **Filed April 6, 2009**

Dear Mr. Blackman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial and Pro Forma Financial Information

Other Information, page 8

1.   We note your response to prior comment 3 of our letter dated March 20, 2009 and your revised disclosure. It does not appear that you have demonstrated the usefulness of excluding interest expense. Please advise or revise. Reference is made to Item 10(e) of Regulations S-K and questions 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Business, page 41

2.   We note your response to comment 22. It does not appear that the appraisals
        obtained for the purposes of a loan should be disclosed as a value indicator as you
        have on page 46. Please revise to remove that disclosure.

3.   We note the additional disclosure on page 49 concerning the assignment of the
        government leases. Please revise to clarify if there is any risk the novation
        agreements will not be executed by the government or that the government can
        reject the request.

Our Management Agreements, page 59

4.   We note your response to comment 23. Please revise to provide the estimates of
        fees receivable by RMR. Also, we note the additional disclosure concerning the
        borrowing of funds. To the extent estimable, please also provide the estimates of
        fees on a leveraged basis.

5.   We note the revised disclosure that you are responsible to pay all expenses
        incurred by RMR on your behalf except for certain employees. Please revise to
        clarify those employees that you are not responsible for.

6.   We note your response to comment 24 that equity awards made by you to your
        managing trustees and other employees of RMR may be considered compensation
        paid to RMR. Please revise to clarify that such awards are considered
        compensation to RMR.

Financial Statements

Unaudited Pro Forma Financial Statements

Notes to Unaudited Pro Forma Financial Statements

Statement of Income Adjustments

Adjustment H, page F-6

7.   We note your response to prior comment 36. Please tell us and disclose in your
        filing the calculation of the interest expense reduction.

Exhibit 8.1

8.   We note that counsel has assumed that the reviewed documents will be executed,
        delivered, and adopted. To the extent that the assumptions relate to documents
        the registrant is responsible for executing and delivering, such assumptions are

not appropriate because those facts appear readily ascertainable by counsel. Please have counsel revise the opinion to limit this assumption to parties other than the registrant.

9.   We note that "this opinion is intended solely for the benefit and use of the company." This limitation is not appropriate because investors must be able to rely upon the opinion. Please have counsel revise to remove the noted limitation.

Exhibit 5.1

10.   We note from paragraph 5 on page 2 of your opinion that counsel assumes that upon the issuance of any shares, the total number of shares will not exceed the total number of shares authorized. It is not clear how you are able to assume a fact crucial to whether the shares to be issued are duly authorized. Please explain or have counsel remove the noted assumption.

11.   We note from paragraph 7 on page 3 that counsel assumes that the shares will not be issued in violation of any restriction or limitation contained in the Declaration of Trust. Please tell us why counsel is unable to verify whether the shares will be issued in violation of this provision of the Declaration. Alternatively, please provide a revised opinion that omits this assumption.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Mark Rakip (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3233.

Sincerely,

Thomas Kluck
Branch Chief

cc: Margaret Cohen
       Fax No. (617) 305-4859